# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Graf Global Corp., CIK 0001897463
CUSIP: G4036C106
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1790 HUGHES LANDING BOULEVARD, SUITE 400, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001604488-24-000283
Filed by CIK 0001604488

## Reporting persons
- First Trust Merger Arbitrage Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 908,218; shared voting power 0; sole dispositive power 908,218; shared dispositive power 0; aggregate amount beneficially owned 908,218 (3.95% of the class)
- First Trust Capital Management L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,027,441; shared voting power 0; sole dispositive power 1,027,441; shared dispositive power 0; aggregate amount beneficially owned 1,027,441 (4.47% of the class)
- First Trust Capital Solutions L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,027,441; shared voting power 0; sole dispositive power 1,027,441; shared dispositive power 0; aggregate amount beneficially owned 1,027,441 (4.47% of the class)
- FTCS Sub GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,027,441; shared voting power 0; sole dispositive power 1,027,441; shared dispositive power 0; aggregate amount beneficially owned 1,027,441 (4.47% of the class)

## Item 1. Issuer
Name of issuer: Graf Global Corp.
Address of issuer's principal executive offices: 1790 HUGHES LANDING BOULEVARD, SUITE 400, THE WOODLANDS, TEXAS 77380

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed jointly by First Trust Merger Arbitrage Fund ("VARBX"), First Trust Capital Management L.P. ("FTCM"), First Trust Capital Solutions L.P. ("FTCS") and FTCS Sub GP LLC ("Sub GP").

(1) VARBX, a series of Investment Managers Series Trust II, an investment company registered under the Investment Company Act of 1940.

(2) FTCM, an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) series of Investment Managers Series Trust II, an investment company registered under the Investment Company Act of 1940, specifically First Trust Multi-Strategy Fund and VARBX, (ii) First Trust Alternative Opportunities Fund, an investment company registered under the Investment Company Act of 1940 and (iii) Highland Capital Management Institutional Fund II, LLC, a Delaware limited liability company (collectively, the "Client Accounts").

(3) FTCS, a Delaware limited partnership and control person of FTCM.

(4) Sub GP, a Delaware limited liability company and control person of FTCM.

Each of the persons identified herein is referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Statement attached hereto.
Address of principal business office or, if none, residence: The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The principal business address of VARBX is 235 West Galena Street, Milwaukee, WI 53212.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As investment adviser to the Client Accounts, FTCM has the authority to invest the funds of the Client Accounts in securities (including Ordinary Shares of Graf Global Corp (the "Issuer")) as well as the authority to purchase, vote and dispose of securities, and may thus be deemed the beneficial owner of any shares of the Issuer's Ordinary Shares held in the Client Accounts. As of March 31, 2026 VARBX owned 908,218 shares of the outstanding Ordinary Shares of the Issuer, while FTCM, FTCS and Sub GP collectively owned 1,027,441 shares of the outstanding Ordinary Shares of the Issuer.

FTCS and Sub GP may be deemed to control FTCM and therefore may be deemed to be beneficial owners of the Ordinary Shares reported in this Schedule 13G/A. No one individual controls FTCS or Sub GP. FTCS and Sub GP do not own any Ordinary Shares of the Issuer for their own accounts.
Percent of class:
VARBX: 3.95%

FTCM, FTCS and Sub GP: 4.47%
Sole power to vote or to direct the vote:
VARBX: 908218

FTCM, FTCS and Sub GP: 1027441
Shared power to vote or to direct the vote:
VARBX: 0

FTCM, FTCS and Sub GP: 0
Sole power to dispose or to direct the disposition:
VARBX: 908218

FTCM, FTCS and Sub GP: 1027441
Shared power to dispose or to direct the disposition:
VARBX: 0

FTCM, FTCS and Sub GP: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Statement

## Signatures
- First Trust Merger Arbitrage Fund: /s/ Joy Ausili, Trustee, Vice President and Assistant Secretary (05/15/2026)
- First Trust Capital Management L.P.: /s/ Chad Eisenberg, Chief Operating Officer (05/15/2026)
- First Trust Capital Solutions L.P.: /s/ Chad Eisenberg, Chief Operating Officer (05/15/2026)
- FTCS Sub GP LLC: /s/ Chad Eisenberg, Chief Operating Officer (05/15/2026)